Exhibit 12.1

BRAVO BRIO RESTAURANT GROUP, INC.
EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year-ended
	December 31,	December 25,	December 27,	December 28,	December 29,
Computation of Earnings:	2017	2016	2015	2014	2013

Net income (loss) before income taxes	$(11,155)	$(16,882)	$1,716	14,105	$7,275
Add
Gross Interest Expense	2,360	1,579	1,399	651	767
Capitalized Interest	—	—	—	—	—
40% of Minimum Rent	8,274	8,624	8,058	7,481	7,572

Earnings as Adjusted	(521)	(6,679)	11,173	22,237	15,614

Computation of Fixed Charges:
Gross Interest Expense	2,360	1,579	1,399	651	767
40% of Minimum Rent	8,274	8,624	8,058	7,481	7,572

Fixed Charges	10,634	10,203	9,457	8,132	8,339

Ratios of Earnings to Fixed Charges	(0.05)	(0.65)	1.18	2.73	1.87